Filed by FS Specialty Lending Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: New FS Specialty Lending Fund

File No. of Registration Statement: 333-286859

Deadline approaching—vote now! Urgent request re: The special meeting of shareholders Dear Shareholder, I am reaching out in an attempt to encourage your participation in the ongoing shareholder proxy. You are one of our largest shareholders who have yet to vote and your vote is needed to help list FSSL on the NYSE.* Shareholder approval for all three proposals is a prerequisite for the proposed listing. The Board believes each of the proposals is in the best interests of the Fund and its shareholders and unanimously recommends a vote “FOR” each proposal. Please note that proxy solicitation costs are borne by FS Specialty Lending Fund shareholders. Voting now will help us manage costs and will avoid the need for our proxy solicitor, Broadridge, to initiate further calls or mailings to you. Michael Forman Chairman and CEO FS Investments Voting is quick! Please call 844-202-3147 today to speak with a live agent and cast your vote. 3 ways to vote today Phone Without a proxy card: Call 844-202-3147 Mon–Fri, 9:00 AM–10:00 PM ET Sat–Sun, 10:00 AM–6:00 PM ET to speak with a proxy specialist. With a proxy card: Call 1-800-690-6903 with a touch-tone phone to vote using an automated system. Computer Visit www.proxyvote.com Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form. Mail Mark, sign and date your ballot and return it in the postage-paid envelope provided. Questions? Call 844-202-3147 201 Rouse Boulevard Philadelphia, PA 19112 *The listing is subject to shareholder approval of each proposal, market conditions and final board approval. New FS Specialty Lending Fund has filed a joint proxy statement/prospectus and other proxy materials with the Securities and Exchange Commission (SEC) in connection with the matters described herein. Investors are urged to read the proxy materials and any other relevant documents because they contain important information about the proposals. Free copies of the proxy statement/prospectus and other proxy materials are available on the SEC’s website at www.sec.gov or at www.fsproxy.com.